UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Kenedix Office Investment Corporation

(Name of Subject Company)

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Kenedix Residential Next Investment Corporation

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Kenedix Office Investment Corporation,

Attn: Hiroaki Momoi, Executive Director,

2-1-6 Uchisaiwaicho, Chiyoda-ku, Tokyo 100-0011, Japan,

Telephone: +81-3-5157-6010

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Hogan Lovells US LLP

ATTN: Bradley K. Edmister

390 Madison Avenue, New York, New York 10017

Telephone: +1-212-918-3891

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are published in Japan as an exhibit to this Form:

Exhibit No.	Description

99.1	Notice Concerning Execution of the Merger Agreement by and among Kenedix Office Investment Corporation, Kenedix Residential Next Investment Corporation and Kenedix Retail REIT Corporation[1]

99.2	Notice of Concerning Operating Results and Distributions Forecasts for the Fiscal Period Ending April 30, 2024, Following the Merger of Kenedix Office Investment Corporation, Kenedix Residential Next Investment Corporation and Kenedix Retail REIT Corporation[1]

99.3	Notice Concerning Acquisition of Properties (River City 21 East Towers II and 2 Other Properties) and Disposition of Properties (Harajuku F.F. Building and 1 Other Property)[1]

99.4	Notice Concerning Acquisition of Property (York Mart Higashi-Michinobe)[1]

99.5	Notice Concerning Split of Investment Units[1]

99.6	Kenedix Office Investment Corporation’s Notice of Convocation of the Twelfth General Meeting of Unitholders

(b) Not applicable.

Item 2. Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, is included in the English translation of the documents filed as Exhibit 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Kenedix Residential Next Investment Corporation has filed with the Securities and Exchange Commission (the “SEC”) a written irrevocable consent and power of attorney on Form F-X on June 13, 2023. Kenedix Residential Next Investment Corporation will promptly communicate any change in the name or address of its agent for service of process to the SEC by amendment of the Form F-X.

[1]	Previously furnished to the SEC as part of Form CB on June 13, 2023.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Kenedix Residential Next Investment Corporation

By:	/s/ Tetsu Kawashima
Name: Tetsu Kawashima
Title: Executive Director

Date: July 20, 2023